UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 8)

                             Monster Worldwide, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    611742107
                                    ---------
                                 (CUSIP Number)

                                December 31, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 611742107                    13G                     Page 2 of 6 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Andrew J. McKelvey
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [ ]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            4,762,000 shares of Class B Common Stock, par value
                            $.001, and 6,872,701 shares of Common Stock, par
                            value $.001
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,232 shares of Common Stock, par value $.001
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                4,762,000 shares of Class B Common Stock, par value
       WITH                 $.001, and 6,872,701 shares of Common Stock, par
                            value $.001
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,232 shares of Common Stock, par value $.001

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,636,933 shares of Common Stock, par value $.001 (1)
---------- ---------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           100% of Class B Common Stock, 5.5% of Common Stock
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
---------- ---------------------------------------------------------------------

(1) Includes 4,762,000 shares of Class B Common Stock. The shares of Class B Common Stock have 10 votes per share and are convertible, on a share for share basis, into Common Stock.

This Amendment No. 8 to Schedule 13G (this "Amendment No. 8") is being filed with respect to the Common Stock of Monster Worldwide, Inc., a Delaware corporation, to amend the Amendment No. 7 to Schedule 13G filed on February 14, 2006 (the "Amendment No. 7"). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Amendment No. 7.

Item 1(a):          Name of Issuer:
--------            --------------

     The name of the issuer is Monster Worldwide, Inc. (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

     The Company's principal executive offices are located at 622 Third Avenue, New York, New York 10017.

Item 2(a):          Name of Person Filing:
---------           ---------------------

     This Schedule 13G (this "Schedule 13G") with respect to the Common
Stock of the Company is filed by Mr. Andrew J. McKelvey (the "Reporting Person" or "Mr. McKelvey").

Item 2(b):          Address of Principal Business Office or, if None, Residence:
---------           -----------------------------------------------------------

     The address of the principal business offices of the Reporting Person is c/o Blackfin Capital, LLC, 200 Park Avenue, 44th Floor, New York, New York 10166.

Item 2(c):          Citizenship:
---------           -----------

     The Reporting Person is a citizen of the United States of America.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

     Common Stock, par value $0.001 per share("Common Stock"), and Class B Common Stock, par value $0.001 per share.

Item 2(e):          CUSIP Number:
---------           ------------

     611742107

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
------              --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

     (a) [ ] Broker or dealer registered under Section 15 of the Act,
     (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e) [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1
             (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------

     (a) Amount beneficially owned: 11,636,933 shares of Common Stock.
     (b) Percent of class: 100% of Class B Common Stock, 5.5% of Common Stock. The percentages used herein and in the rest of this Amendment No. 8 are calculated based upon a total of 125,828,386 shares of Common Stock outstanding, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: 6,872,701 shares of Common Stock, par value $0.001, and 4,762,000 shares of Class B Common Stock, par value $0.001
          (ii) Shared power to vote or direct the vote: 2,232 shares of Common Stock, par value $0.001
          (iii) Sole power to dispose or direct the disposition: 6,872,701 shares of Common Stock, par value $0.001, and 4,762,000 shares of Class B Common Stock, par value $0.001
          (iv) Shared power to dispose or direct the disposition: 2,232 shares of Common Stock, par value $0.001

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

     Mr. McKelvey maintains indirect beneficial ownership of 2,232 shares of Common Stock, par value $.001 per share, of the 11,636,933 shares reported at
Item 9 of the cover page attached hereto. Mr. McKelvey's 401(k) Plan holds 2,232 of these shares.

Item 7:             Identification and Classification of the Subsidiary Which
------              ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

     Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

     Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

     Not applicable.

Item 10:            Certification:
-------             -------------

     The Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 16, 2007


                                             /s/ Andrew J. McKelvey
                                             ------------------------------
                                             Andrew J. McKelvey



       [SIGNATURE PAGE TO AMENDMENT NO. 8 TO SCHEDULE 13G WITH RESPECT TO
                            MONSTER WORLDWIDE, INC.]